Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

September 6, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Merger and Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-0303

Attention:	Mr. Michael Pressman Special Counsel Office of Mergers and Acquisitions

Re:
Magna International Inc.
Schedule TO-I filed August 14, 2007
Amendment No. 1 to Schedule TO-I filed August 15, 2007
Amendment No. 2 to Schedule TO-I filed August 22, 2007 and
Amendment No. 3 to Schedule TO-I filed herewith
SEC File No. 5-43799

Dear Mr. Pressman:

On behalf of Magna International Inc. (“Magna”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 23, 2007 relating to Magna’s Tender Offer Statement referred to above (as amended, the “Schedule TO”).

In response to your comments, and further to correspondence and related discussions through our outside counsel, Sidley Austin LLP, we are concurrently filing via EDGAR Amendment No. 3 to the Schedule TO (“Amendment No. 3”).  Pursuant to your request, Magna hereby acknowledges that:

•	Magna is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Magna may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/sgd/ Bassem Shakeel

Bassem A. Shakeel
Senior Legal Counsel
and Assistant Secretary